# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dermata Therapeutics, Inc., CIK 0001853816
CUSIP: 249845504
Title of class of securities: Common Stock, Par Value $0.0001 Per Share.
Address of issuer's principal executive offices: 3525 DEL MAR HEIGHTS RD., #322, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 12/23/2025
Amends the filing with accession number 0000905718-21-001150
Filed by CIK 0001279191
Persons authorized to receive notices and communications: Gerald T. Proehl, President and Chief Executive Officer,, 3525 Del Mar Heights Rd., #322, San Diego, California (CA), 92130, (973) 701-2431

## Reporting persons
- PROEHL GERALD T (CIK 0001279191): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 694,530; shared voting power 0; sole dispositive power 694,530; shared dispositive power 0; aggregate amount beneficially owned 694,530 (24.7% of the class)
  Comment: See Item 5 for additional information.
- Proehl Investment Ventures LLC (CIK 0001877913): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 79,950; shared voting power 0; sole dispositive power 79,950; shared dispositive power 0; aggregate amount beneficially owned 79,950 (2.8% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share.
Name of issuer: Dermata Therapeutics, Inc.
Address of issuer's principal executive offices: 3525 DEL MAR HEIGHTS RD., #322, SAN DIEGO, California (CA), 92130
Comment: This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 27, 2021, as amended on April 25, 2022, January 13, 2023, March 30, 2023, January 23, 2025, February 13, 2025, April 3, 2025 and April 7, 2025 (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Proehl may be deemed to beneficially own an aggregate of 694,530 shares of Common Stock reported herein as follows: (i) 24 shares of Common Stock and stock options to purchase 1,669 shares of Common Stock held directly by Mr. Proehl; (ii) 79,950 shares of Common Stock held by Proehl Investment Ventures LLC ("PIV"); (iii) 612,828 shares of Common Stock held in the aggregate by certain trusts (the "Trusts") for which Mr. Proehl is trustee.

Mr. Proehl's reported ownership excludes (i) 41,164 shares of Common Stock underlying stock options held by Mr. Proehl that will not vest as to such shares of Common Stock within sixty (60) days of the date hereof, and (ii) 59 shares of Common Stock underlying warrants that are not exercisable within sixty (60) days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Proehl may be deemed to beneficially own 24.7% of the Common Stock of the Issuer outstanding as of the date hereof (based on 2,809,753 shares of Common Stock outstanding as of January 7, 2026 based on information obtained from the Issuer).

As of the date hereof, PIV may be deemed to be the beneficial owner of an aggregate of 79,950 shares of Common Stock reported herein. PIV's reported ownership excludes 78,751 shares of Common Stock underlying warrants that are not exercisable within sixty (60) days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, PIV may be deemed to beneficially own 2.8% of the Common Stock of the Issuer outstanding as of the date hereof (based on 2,809,753 shares of Common Stock outstanding as of January 7, 2026, based on information obtained from the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, Mr. Proehl may be deemed to be the beneficial owner of an aggregate of 694,530 shares of Common stock, all of which he has sole voting and dispositive power. As of the date hereof, PIV may be deemed to be the beneficial owner of an aggregate of 79,950 shares of Common stock, for all of which voting and dispositive power is held by Mr. Proehl, as PIV's managing member.
Transactions in the class effected during the past sixty days:
Except as described below and herein, during the sixty (60) days on or prior to January 8, 2026, there were no purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

On December 23, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with certain institutional and accredited investors for the issuance and sale in a private placement (the "Private Placement") of (i) 1,484,312 shares (the "Shares") of the Issuer's common stock, par value $0.0001 per share (the "Common Stock"), (ii) pre-funded warrants ("Pre-Funded Warrants") to purchase up to 537,750 shares of Common Stock, at an exercise price of $0.001 per share, (iii) series C warrants (the "Series C Warrants") to purchase up to 2,022,062 shares of Common Stock, and (iv) series D warrants (the "Series D Warrants" together with the Series C Warrants, the "Warrants") to purchase up to 2,022,062 shares of Common Stock. The purchase price per Share and accompanying Warrants was $2.04 and the purchase price per Pre-Funded Warrant and accompanying Warrants was $2.039. The Warrants have an exercise price of $2.04 per share.

The Pre-Funded Warrants were exercisable immediately, may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, and have an exercise price of $0.001 per share.

Mr. Proehl (through certain of the Trusts) purchased in the Private Placement an aggregate of 612,745 shares of Common Stock and Warrants exercisable for an aggregate of 1,225,490 shares of Common Stock. The purchase price per share of Common Stock and accompanying Warrants for Mr. Proehl was the same as paid by other investors in the Private Placement.

The Warrants will be exercisable beginning on the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of the Warrants. The Series C Warrants will expire five years from the effective date of stockholder approval and the Series D Warrants will expire twenty-four months from the effective date of stockholder approval. As a result of the foregoing, the Warrants purchased by Mr. Proehl (through certain of the Trusts) in the Private Placement are deemed not to be beneficially owned by Mr. Proehl and are therefore not included in the beneficial ownership calculations reported herein.

A holder of Warrants may not exercise any portion of such holder's Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Issuer's outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days' prior notice from the holder to the Issuer, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise. In the event of certain fundamental transactions, holders of the Warrants will have the right to receive the Black Scholes Value of their Warrant calculated pursuant to a formula set forth in the Warrant, payable either in cash or in the same type or form of consideration that is being offered and being paid to the holders of Common Stock.

On January 2, 2026, Mr. Proehl was awarded an option exercisable for 37,500 shares of Common Stock in connection with his services as the Issuer's Chief Executive Officer. These options have an exercise price of $2.18 per share, and will vest as to 25% upon the 12 month anniversary of the grant date, and will vest as to 75% in 36 equal monthly installments commencing on the 12 month anniversary of the grant date. As a result of the forgoing, these options are deemed not to be beneficially owned by Mr. Proehl and are therefore not included in the beneficial ownership calculations reported herein.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 23, 2025, PIV is no longer the beneficial owner of more than 5% of the Issuer's Common Stock.

## Signatures
- PROEHL GERALD T: /s/ Gerald T. Proehl, Gerald T. Proehl (01/08/2026)
- Proehl Investment Ventures LLC: /s/ Gerald T. Proehl, Gerald T. Proehl, Managing Member (01/08/2026)